82-5779

# WACHTELL, LIPTON, ROSEN & KATZ




51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 40[redacted]
FACSIMILE: (212) 40[redacted]


04046439



November 22, 2004



**By Federal Express**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 12/7

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed to its securities holders:

1. In the beginning of October 2004, the Company distributed to its shareholders a report regarding the results of the first half of 2004 and the results of 2003. As this document was published in the French language only, a copy is not being furnished herewith.

2. On September 17, 2004, Rexel ("Rexel"), a subsidiary of the Company, published in the French *Bulletin des Annonces Legales* the resolutions submitted to the extraordinary general meeting of Rexel shareholders held on October 19, 2004. The resolutions provided for (1) revised delegations for an increase in share capital and capital issuances, (2) the authorization of the Company to issue bonds convertible into existing Rexel shares and (3) certain amendments to Rexel's by-laws. As this publication was made in the French language only, a copy is not being furnished herewith.

3. On September 28, 2004, the Company issued a press release announcing the results of its Luxury Goods division for the second quarter of 2004. A copy of the English language version of this press release is attached as Appendix A to this letter.

4. On October 18, 2004, Rexel issued a press release announcing five acquisitions in Central Europe and Asia-Pacific. A copy of the English language version of this press release is attached as Appendix B to this letter.

5. October 18, 2004, Rexel issued a press release announcing its sales results for the third quarter of 2004. A copy of the English language version of this press release is attached as Appendix C to this letter.

6. On October 19, 2004, the Company issued a press release announcing its sales results for the third quarter of 2004. A copy of the English language version of this press release is attached as Appendix D to this letter.

7. On October 20, 2004, Gucci Group N.V. ("Gucci Group"), a 96% owned subsidiary of the Company, issued a press release announcing the termination of the employment of Giacomo Santucci as President and CEO of its Gucci division and the appointment of Robert Polet, the President, CEO and Chairman of the Management Board of Gucci Group, as CEO of the Gucci division. A copy of the English language version of this press release is attached as Appendix E to this letter.

8. On October 25, 2004, Gucci Group issued a press release announcing the appointment of Mark Lee as President and Managing Director of the Gucci Division and of James McArthur as Interim Chief Executive Officer of Yves Saint Laurent. A copy of the English language version of this press release is attached as Appendix F to this letter.

9. On November 4, 2004, the Company issued a press release announcing the appointment of Philippe Klocanas as Vice President of Strategy and Corporate Development. A copy of the English language version of this press release is attached as Appendix G to this letter.

10. On November 8, 2004, Rexel issued a press release announcing the acquisition of the U.S.-based Braid Electric Company. A copy of the English language version of this press release is attached as Appendix H to this letter.

11. Also, on November 8, 2004, Rexel issued a press release announcing an agreement to establish a Chinese joint venture. A copy of the English language version of this press release is attached as Appendix I to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure
cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

# Appendix A

**PINAULT**
**PRINTEMPS-REDOUTE**

PRESS RELEASE

Paris, September 28, 2004

# Strong operating performance* by Luxury Goods in the second quarter of 2004

In order to take into account the difference in closing dates between PPR and Gucci Group, PPR is releasing today key performance indicators* of its Luxury Goods business for the period May through July 2004, corresponding to the second quarter of Gucci Group's accounts.

The closing dates of PPR and Gucci Group will be aligned as of January 1, 2005.

| In EUR million | May - July | | |
|---|---|---|---|
| | Q2 2004 | Q2 2003 | Change |
| **Sales** | 641.0 | 583.7 | +9.8% |
| **Gross margin** | 422.8 | 375.6 | +12.6% |
| *(as a % of sales)* | *66.0%* | *64.3%* | *+1.7 point* |
| **EBIT** | 65.0 | 26.8 | +142.9% |
| *(as a % of sales)* | *10.1%* | *4.6%* | *+5.5 points* |

* Estimated results, unaudited data from May to July in accordance with French accounting standards

Commenting on these figures, Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, announced: *"This quarter, during which PPR took operational control of Gucci Group, was marked by a sharp upward trend in both sales and profitability. This contrasts with the previous quarter's results, which were notably affected by non-recurring items. This performance reflects the quality of our main brands and the significant potential for profitable growth of our Luxury Goods business within the "New PPR". Robert Polet, CEO of Gucci Group, will present the development strategy for the Luxury Goods division before the end of the year."*

## Sales

Sales of the Luxury Goods division were up 9.8% based on reported data and 15.9% on a comparable basis* in the second quarter of 2004.

- Healthy performance by all the main brands

This sharp increase reflects Gucci's excellent performance (up 16.4% on a comparable basis) across all product categories and on the major markets, the sustained growth of YSL Beauté (up 9.7%) and even more impressive growth by Yves Saint Laurent (up 22.5%), driven by the sharp increase in retail sales by directly operated stores (up 54.5%) and the remarkable development of Bottega Veneta (up 76.6%). The other brands pursued their development.

- Growth in all regions of the world

Sales growth proved especially strong in Europe (up 13.8%), in Asia Pacific excluding Japan (up 30.5%) and in the United States (up 18.0%). In Japan, sales were up 6.5%.

- Dynamic growth in most product categories

The double-digit rise in sales across virtually all product categories notably reflected the strong 23.9% growth in leather goods. Leather goods sales increased by 18.7% for Gucci, 27.8% for Yves Saint Laurent and 88.1% for Bottega Veneta, and accounted for 36.5% of total Luxury Goods sales for the quarter. Ready-to-wear was up substantially 15.6%, driven by Gucci and Yves Saint Laurent. The timepieces business developed at a steady pace, with a 21.2% increase in sales, notably within Gucci. The cosmetics and beauty care lines rose by 13.9% and 16.7% respectively, reflecting the strong performance of YSL Beauté in the quarter, particularly due to the Yves Saint Laurent brand.

## Gross Margin

The Luxury Goods gross margin rose 12.6% on a reported basis, representing stronger growth than reported sales. On a comparable basis, the gross margin rose by 21.5%, compared with a 15.9% increase in sales.

Change in gross margin in the main brands

| May-July 2004/03 | Reported | Comparable |
|---|---|---|
| **Gucci** | + 8.6% | + 19.0% |
| **Yves Saint Laurent** | + 45.4% | + 57.5% |
| **YSL Beauté** | + 13.3% | + 19.6% |
| **Bottega Veneta** | + 54.3% | + 69.8% |

The rise in the gross margin of the Luxury Goods division reflected the strength of some product categories, including leather goods.

** On a comparable scope, exchange rate and trading day basis*

## EBIT

EBIT amounted to EUR 65 million, compared with EUR 26.8 million in the second quarter of 2003.

This EUR 38.2 million increase is primarily due to the EUR 15.3 million growth in EBIT of Gucci and a reduction in operating losses of EUR 3.9 million for Yves Saint Laurent and EUR 13.6 million for YSL Beauté. Bottega Veneta reached the breakeven point for the first time during the quarter. The other brands (Boucheron, Sergio Rossi, Bédat & Co, Alexander McQueen, Stella McCartney, Balenciaga) and Corporate reduced their operating losses by EUR 2.6 million over the quarter.

The sharp increase in EBIT in the second quarter reflects the strong operating leverage of the Luxury goods activities in a period of business growth and healthy gross margins.

***

***Pinault-Printemps-Redoute S.A.*** *is a leading retail group in Europe through companies such as Printemps, Redcats, Conforama and Fnac, and a major player in the luxury goods sector through Gucci. The PPR Group has a presence in over 65 countries. In 2003, PPR posted reported consolidated sales of EUR 24.4 billion, income from ordinary activities before taxes of EUR 983.2 million and attributable net income (group share) of EUR 644.6 million, and employed about 100,000 people. Shares of Pinault-Printemps-Redoute S.A. are listed on the Paris Stock Exchange.*


CONTACTS

| | | |
|---|---|---|
| **Media:** | Thomas Kamm | +33-1 45 64 63 46 |
| | Catherine Malek | +33-1 45 64 61 20 |
| **Analysts/Investors:** | David Newhouse | +33-1 45 64 63 23 |
| | Alexandre de Brettes | +33-1 45 64 61 49 |
| **Media website:** | www.pprlive.com | |
| **Analysts/investors website:** | www.pprfinance.com | |

# GUCCI GROUP

## Sales in the second quarter of 2004 (May-July) by division

| (in EUR million) | Reported | | | Comparable basis * | | |
|---|---|---|---|---|---|---|
| | Q2 04 | Q2 03 | % | Q2 04 | Q2 03 | % |
| Gucci Division | 392.8 | 361.8 | +8.6% | 392.8 | 337.5 | +16.4% |
| Yves Saint Laurent | 42.2 | 35.6 | +18.6% | 42.2 | 34.4 | +22.5% |
| YSL Beauté | 123.7 | 115.9 | +6.7% | 123.7 | 112.8 | +9.7% |
| Bottega Veneta | 24.8 | 15.1 | +64.2% | 24.8 | 14.1 | +76.6% |
| Others | 57.4 | 55.3 | +3.8% | 57.4 | 54.2 | +6.0% |
| **Total** | **641.0** | **583.7** | **+9.8%** | **641.0** | **553.0** | **+15.9%** |

*: on a comparable scope, exchange rate and trading day basis*

## Sales in the second quarter of 2004 by product

| (in EUR million) | Reported | | | Comparable basis * | | |
|---|---|---|---|---|---|---|
| | Q2 04 | Q2 03 | % | Q2 04 | Q2 03 | % |
| Leather goods | 233.7 | 203.7 | +14.7% | 233.7 | 188.7 | +23.9% |
| Shoes | 80.6 | 75.4 | +7.0% | 80.6 | 71.1 | +13.5% |
| R.T.W. | 80.8 | 73.8 | +9.4% | 80.8 | 69.9 | +15.6% |
| Jewellery | 31.8 | 34.0 | -6.6% | 31.8 | 32.5 | -2.3% |
| Perfumes | 84.6 | 80.9 | +4.6% | 84.6 | 78.0 | +8.5% |
| Watches | 51.5 | 43.0 | +19.6% | 51.5 | 42.5 | +21.2% |
| Make up | 30.5 | 27.4 | +11.0% | 30.5 | 26.7 | +13.9% |
| Skin Care | 8.6 | 6.9 | +23.5% | 8.6 | 7.3 | +16.7% |
| Others | 38.9 | 38.4 | +1.3% | 38.9 | 36.3 | +7.3% |
| **Total** | **641.0** | **583.7** | **+9.8%** | **641.0** | **553.0** | **+15.9%** |

## Sales in the second quarter of 2004 by region

| (in EUR million) | Reported | | | Comparable basis * | | |
|---|---|---|---|---|---|---|
| | Q2 04 | Q2 03 | % | Q2 04 | Q2 03 | % |
| Europe | 269.8 | 239.3 | +12.7% | 269.8 | 237.1 | +13.8% |
| US | 137.0 | 129.2 | +6.1% | 137.0 | 116.1 | +18.0% |
| Japan | 108.0 | 112.0 | -3.6% | 108.0 | 101.4 | +6.5% |
| Asia Pacific excl. Japan | 102.3 | 82.0 | +24.8% | 102.3 | 78.3 | +30.5% |
| Others | 23.9 | 21.3 | +12.6% | 23.9 | 20.0 | +19.6% |
| **Total** | **641.0** | **583.7** | **+9.8%** | **641.0** | **553.0** | **+15.9%** |

## GUCCI GROUP

### Sales in the first half of 2004 (February-July) by division

| (in EUR million) | Reported | | | Comparable basis * | | |
|---|---|---|---|---|---|---|
| | H1 04 | H1 03 | % | H1 04 | H1 03 | % |
| Gucci Division | 727.5 | 681.7 | +6.7% | 727.5 | 637.7 | +14.1% |
| Yves Saint Laurent | 79.8 | 68.4 | +16.6% | 79.8 | 66.2 | +20.6% |
| YSL Beauté | 269.1 | 256.8 | +4.8% | 269.1 | 248.5 | +8.3% |
| Bottega Veneta | 46.6 | 29.8 | +56.3% | 46.6 | 27.7 | +68.0% |
| Others | 112.9 | 114.0 | -0.9% | 112.9 | 111.3 | +1.5% |
| **Total** | **1,236.0** | **1,150.7** | **+7.4%** | **1,236.0** | **1,091.4** | **+13.2%** |

**: on a comparable scope, exchange rate and trading day basis*

### EBIT in the second quarter (May-July) and the first half of 2004 (February-July) by division

| (in EUR million) | Reported | | | Reported | | |
|---|---|---|---|---|---|---|
| | Q2 04 | Q2 03 | % | H1 04 | H1 03 | % |
| Gucci Division | 102.9 | 87.6 | +17.5% | 166.1 | 152.4 | +9.0% |
| Yves Saint Laurent | -14.9 | -18.8 | +20.8% | -38.0 | -40.3 | +5.7% |
| YSL Beauté | -4.8 | -18.4 | +73.7% | -16.5 | -25.3 | +34.7% |
| Bottega Veneta | -0.1 | -2.9 | +97.2% | -3.3 | -9.4 | +64.3% |
| Others | -18.1 | -20.7 | +12.7% | -41.4 | -44.9 | +7.6% |
| **Total** | **65.0** | **26.8** | **+142.9%** | **66.9** | **32.5** | **+105.4%** |

### EBIT / sales (%) by division

| | Reported | | Reported | |
|---|---|---|---|---|
| | Q2 04 | Q2 03 | H1 04 | H1 03 |
| Gucci Division | 26.2% | 24.2% | 22.8% | 22.4% |
| Yves Saint Laurent | -35.3% | -52.8% | -47.6% | -58.9% |
| YSL Beauté | -3.9% | -15.8% | -6.1% | -9.9% |
| Bottega Veneta | -0.3% | -19.4% | -7.2% | -31.4% |
| Others | -31.5% | -37.5% | -36.7% | -39.4% |
| **Total** | **10.1%** | **4.6%** | **5.4%** | **2.8%** |

# Appendix B

REXEL

October 18, 2004

# Rexel announces five acquisitions in Central Europe and Asia-Pacific

As part of its selective external growth strategy, Rexel, world leader in professional distribution of electrical equipment, today announces five acquisitions aimed at strengthening its commercial positions in two of its fastest-growing markets:

- in Central Europe, Rexel acquires Bestel and Elvo in the Czech Republic;
- in Asia-Pacific, the Australian companies Hitech, A-P Controls and Robtec join the Group.

These five transactions, funded through operating cash flow, should be EPS-enhancing from 2005.

Commenting on the acquisitions, Jean-Charles Pauze, Chief Executive Officer of Rexel, noted : *"We are delighted to welcome Bestel, Elvo, Hitech, A-P Control and Robtec, within the Rexel family. The prominent position of each of these companies in its respective market will strengthen our Group. We are implementing a selective external growth strategy, targeting the most dynamic markets, where the strengthening of our market share goes hand in hand with the expansion of our operating margins. "*

**Two acquisitions the Czech construction market**

With the acquisition of Elvo, following the integration of Bestel in August 2004, Rexel becomes the leader in the fragmented Czech market. The integration of Elvo, whose customer base primarily comprises contractors, will enable Rexel to bolster its position on the construction market in a fast-growing region.

These transactions further establish Rexel's leadership in Central Europe, where the Group has been active since 1994 and generated 2003 revenues of € 172.5 million through a network of 60 branches. Central Europe is the region where Rexel recorded the strongest growth rate in the first nine months of 2004 (+14.1% on a comparable structure, exchange rate and trading day basis).

The acquisition of Elvo is subject to approval by the competition authorities of the Czech Republic. In 2003, Bestel and Elvo had revenues of CZK 1150 million (€ 36 million), generated through ten branches.

**Three acquisitions in the Australian industrial market**

The acquisition of Hi-Tech, A-P Controls and Robtec, with particularly strong competence in automation and control equipment, strengthens Rexel's position in the Australian industrial market, which enjoys significant growth potential. The new companies will also enable Rexel to broaden its coverage of the Brisbane and Sydney regions, where Rexel had acquired Freeon, another company serving industrial clients, in 2001.

The Australian market, where Rexel enjoys a number one position, combines significant growth – Rexel revenues in the first nine months of 2004 grew by 6.3% on a comparable structure, exchange rate and trading day basis – and attractive development opportunities for the Group. In 2003, Rexel had revenues of € 341 million in Australia through a network of 190 branches.

In 2003, the three companies joining the Group together generated revenues of AU$ 22,0 million (€ 12.6 million) through three branches.

*Rexel, a subsidiary of Pinault Printemps Redoute, is the world's leading distributor of electrical equipment and supplies, with a network of 1,700 sales outlets in 29 countries and 21,000 employees. Rexel share is listed on Euronext Paris (Code ISIN : FR0000125957).*

---


**Contacts**

Media: Claire-Valérie Guillen Tel: +33 (0) 1 58 47 97 87
Email : claire-valerie.guillen@eurorscg.fr
Analysts & investors: Frédéric de Castro Tel: +33 (0) 1 42 85 76 12
Email : fdecastro@rexel.fr


**Site: http://www.rexel.com**

# Appendix C

REXEL

October 18, 2004

# Continued strong growth in Q3 2004: Sales up 6.4%*

- **Europe** **+4.2%***
- **America** **+8.9%***
- **Asia-Pacific** **+9.4%***

Rexel consolidated sales amounted to €1,698 million in the third quarter of 2004, up 6.4% on a comparable structure, exchange rate and trading day basis, over the third quarter of 2003.

In the nine months to September 30, 2004, consolidated sales, on the same basis, rose by 4.4% over the comparable 2003 period.

Taking into account the negative impact of changes in the scope of consolidation for €99 million (disposal of Gardiner at June 30, 2003) and of foreign currency fluctuations for €114 million (primarily related to the depreciation of the US dollar against the euro), reported sales rose by 0.9% in the first nine months of 2004. In the third quarter, reported sales rose by 4.3%.

On a comparable structure, exchange rate and trading day basis, the change in Rexel consolidated sales by region was as follows:

| In € million | Q3 2004 | '04/'03 % change | 9 months to Sept. 30, '04 | '04/'03 % change |
|---|---|---|---|---|
| **Europe** | 923 | +4.2% | 2,784 | +2.7% |
| *France* | *454* | *+3.8%* | *1,423* | *+3.2%* |
| *Rest of Europe* | *469* | *+4.7%* | *1,361* | *+2.2%* |
| **America** | 639 | +8.9% | 1,833 | +6.2% |
| *Of which: - US* | *426* | *+10.8%* | *1,241* | *+7.4%* |
| *- Canada* | *196* | *+5.4%* | *544* | *+3.8%* |
| **Asia-Pacific** | 136 | +9.4% | 389 | +8.2% |
| **TOTAL** | **1,698** | **+6.4%** | **5,006** | **+4.4%** |

Jean-Charles Pauze, Rexel CEO, noted:

"Rexel's commercial successes were the main driver of our performance in the third quarter. The pace of our sales growth has now been stepped up for three consecutive quarters, amounting to 6.4% in Q3 against 5.3% in Q2.

"It is important to point out that each of our three major geographical regions contributed once again to this performance: in Europe, we outperformed the market in such countries as the UK and France, while our German activities resumed their sales growth. In the US, Rexel achieved double-digit growth. In Asia-Pacific, our teams further reinforced our market share gains.

"In this context, growth in comparable sales for full year 2004 should exceed the level achieved in the first nine months of the year."

---

* *on a comparable structure, exchange rate and trading day basis*

By region, the key developments of the first nine months of 2004 were as follows *(on a comparable structure, exchange rate and trading day basis):*

**Europe:**

- **France**: Q3 +3.8%, September YTD +3.2%

In the first nine months of 2004, Rexel achieved the highest rate of sales growth with contractors (+7.2%), which accounted for approximately 27% of sales. Growth was also sustained in building equipment (26% of sales, +6.5%) as well as in lighting (12% of sales, +5.4%).
The French residential construction market experienced significant growth, as housing starts in the first eight months of 2004 rose by 15% over the comparable 2003 period.
Sales increases were achieved across all regions, with particularly sharp acceleration in the Paris area and the northeast.

- **Germany**: Q3 +2.7%, September YTD –2.9%

Activity trends have been improving in Germany since March, boosted by demand from industrial customers and nationwide contractors who together account for one-fourth of sales.

- **UK**: Q3 +11.8%, September YTD +7.5%

Through the end of August 2004 (latest market statistics available), Rexel continued to gain market share in the UK. With a product offering particularly well adapted to customer demand and successful marketing initiatives targeting medium and large contractors, Rexel was able to achieve a sharp increase in sales.

- **Central Europe**: Q3 +14.3%, September YTD +14.1%

Sales growth was further strengthened in the third quarter, notably reflecting Rexel's outstanding commercial performance in its largest Central European market, Slovenia, where sales rose by over 20% in the third quarter.

**America:**

- **US**: Q3 +10.8%, September YTD +7.4%

For the second consecutive quarter, all of Rexel's US divisions posted higher sales, with the highest growth rates achieved in the Carolinas and California, where comparable sales rose by more than 16%. In Florida, comparable sales growth was nearly 12% despite unfavorable weather conditions. This global performance reflects on-going growth in industrial investment. Sales to the housing market also continued to rise, fueled by a nationwide 10% increase in housing starts in the first eight months of the year. Finally, sales from inventory rose to 64.6% of the total in the first nine months of the year, as compared to 62.6% in the comparable 2003 period.

- **Canada**: Q3 +5.4%, September YTD +3.8%

The most significant sales increase was achieved in Alberta, buoyed by the oil industry, while in British Columbia a high level of activity with the lumber industry was also recorded. In Quebec, Rexel's activity benefited from higher sales to large contractors and hydroelectric projects. Sales from inventory rose from 72.9% of the total in the first nine months of 2003 to 74.6% in the same period this year.

**Asia-Pacific:**

- **Australia**: Q3 +7.3%, September YTD +6.3%

Rexel, the Australian leader, continued to outperform the overall market thanks to customer loyalty initiatives aimed at smaller contractors, as well as to large-scale non-residential construction and railroad infrastructure projects in the Sydney area.

- **New Zealand**: Q3 +13.7%, September YTD +12.6%

Rexel gained market share in New Zealand thanks to outstanding achievements in residential construction and the industrial sector.

*Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical equipment and supplies, with a network of 1,700 sales outlets in 29 countries and 21,000 employees.*
*Rexel share is listed on Euronext Paris (Code ISIN : FR0000125957)*

---

## CONFERENCE CALL

**Rexel will hold a conference call for analysts, investors and the media on Monday October 18 at 6:00pm (Continental Europe) / 5:00pm (UK) / 12 :00 noon (US East Coast).**

To access the conference call, please dial + 44 (0)20 7019 9509 (no code necessary)
To access the replay, please dial + 44 (0)20 7984 7578 – Access code: 952776#

---

**Contacts**
Media: Claire-Valérie Guillen Tel: +33 (0) 1 58 47 97 87
Email : claire-valerie.guillen@eurorscg.fr
Analysts & investors: Frédéric de Castro Tel: +33 (0) 1 42 85 76 12
Email : fdecastro@rexel.fr

**Website: http://www.rexel.com**

# Appendix D

**PINAULT**
**PRINTEMPS-REDOUTE**

Paris, October 19, 2004

## PRESS RELEASE

### THIRD QUARTER 2004 SALES

# The "New PPR" posts steady growth of 5.7%

Serge Weinberg, Chairman of the Pinault-Printemps-Redoute Management Board, declared: *"We posted a highly satisfactory third quarter. Our Luxury brands are growing steadily and the collections of the new designers have been well received. Our Retail brands have been gaining new market share for several quarters in most product categories, irrespective of economic trends. Quarter after quarter, our performance underscores the major growth potential of the "New PPR"".*

| *in EUR million* | Q3 2004 | Q3 2003 | Change | | 9 months 2004 | 9 months 2003 | Change | |
|---|---|---|---|---|---|---|---|---|
| | Reported | Reported | Reported | Comparable* | Reported | Reported | Reported | Comparable* |
| Luxury Goods | 641.0 | 583.7 | + 9.8% | + 15.9% | 1,977.7 | 1,865.6 | + 6.0% | + 12.6% |
| Retail** | 3,301.8 | 3,165.8 | + 4.3% | + 3.9% | 10,040.3 | 9,571.0 | + 4.9% | + 5.4% |
| **NEW PPR** | 3,942.8 | 3,749.5 | + 5.2% | + 5.7% | 12,018.0 | 11,436.6 | + 5.1% | + 6.5% |
| Rexel | 1,698.2 | 1,628.7 | + 4.3% | + 6.4% | 5,006.3 | 4,961.0 | + 0.9% | + 4.4% |
| Disposals | - | - | - | - | 0.0 | 1,268.8 | - | - |
| (Inter-company sales) | (6.3) | (3.7) | - | - | (19.1) | (17.5) | - | - |
| TOTAL | 5,634.7 | 5,374.5 | + 4.8% | + 5.9% | 17,005.2 | 17,648.9 | - 3.6% | + 5.9% |

(*) On a comparable Group scope, exchange rate and trading day basis.

(**) Apparel & Lifestyle division, Home and Leisure division, Kadéos and CFAO.

## The Group and the "New PPR"

- **Pinault-Printemps-Redoute**: Group sales amounted to EUR 5,634.7 million in the third quarter of 2004, up 4.8% on a reported basis, despite a negative exchange rate impact of EUR 87.4 million. On a comparable basis in terms of structure, exchange rate and the number of days, sales rose steadily by 5.9%.

- **"New PPR"**: The Retail and Luxury Goods activities comprising the "New PPR" published sales of EUR 3,942.8 million in the third quarter. The substantial growth on a comparable basis during the quarter (up 5.7%) reflects the strengthening of the Luxury Goods activities in the May to July period and confirms the strength of the competitive positions of the Retail brands in France and abroad.

## Very strong commercial performance of the Retail activities

Sales of the Retail activities grew by 3.9% on a comparable basis in the third quarter, despite the slowdown in household consumption, notably in September. Against this backdrop, the Home and Leisure division performed extremely well, posting sales growth of 4.2% in the quarter. The Apparel and Lifestyle division continued to hold up well with a 1.3% increase in sales.

In France, sales of the Retail activities enjoyed fast-pace growth of 3.3% on a comparable basis. The brands once again confirmed their ability to gain market share irrespective of economic trends. International business was up 4.6% with increases of 2.7% in Europe outside France, 2.8% in the Americas, 4.4% in Asia Pacific and 10.9% in Africa.

The Retail division posted online sales of EUR 215.0 million in the third quarter, representing steady growth of 36.9% on a comparable basis. Internet sales over the nine-month period amounted to EUR 673.9 million, up 38.8%. Pinault-Printemps-Redoute continues the successful development of this distribution channel.

### Home and Leisure division

- **Conforama**

Sales amounted to EUR 786.2 million, up 4.2% on a reported basis and 2.9% on a comparable basis.

This increase reflects Conforama's strong performance in France, and on international markets, excluding Italy.

In France, sales are up 4%, thanks to new market share gains. Conforama continued to renovate its store network, in particular with the opening in September of the Malakoff store just outside of Paris, which strengthens the brand's presence on the Paris market.

Outside France, Conforama once again recorded sales growth in Switzerland (up 0.9%), Portugal (up 4.6%), Croatia (up 15%) and Spain (up 22.2%). The chain's twelfth Spanish store was opened in Seville in July. International sales, excluding Italy, rose 7.6% in the quarter. In Italy, the drop in reported sales (- 4.6%) is mainly due lower apparel sales (- 9.7%), whilst furniture sales were up 7.4%.

Four new stores will be opened in the fourth quarter, including two in France, one in Spain and Conforama's first store under its own banner in Italy, outside of Milan.

- **Fnac**

Sales totalled EUR 864.7 million, an increase of 7.5% on a reported basis and 5.4% on a comparable basis.

Stores in France recorded a 6.6% increase in sales on a reported basis and 4.3% growth on a comparable basis during the quarter, still driven by the sustained growth of technical products (up 7.6% on a reported basis), while sales of books and music were up 4.9% on a reported basis, thanks to the excellent performance of books and a 2.9% increase in CD / DVD sales.

Subsidiaries recorded a 1.4% rise, featuring strong growth by the Children's Division (up 15.3%) and ongoing buoyant growth of Fnac.com (up 47.9%). At Surcouf, the new management team, appointed at the end of July, is currently working on the adaptation of the product offer in stores and has just launched a new version of its web site, in order to boost sales at the main store in Paris and through the Internet.

Fnac continued its successful international expansion, recording growth of 10.6%. Excluding Belgium, which is facing fierce new competition, sales were up substantially in all countries – Portugal was up 8.2%, Spain 12.2%, Italy 23.3%, Switzerland 26.3% and Brazil 62.8%.

After opening its sixth store in Brazil in July, the brand opened in October a tenth store in Spain and will open two new stores in France – in Lorient and Perpignan – in the fourth quarter. A new Surcouf store will be opened on Boulevard Haussmann in Paris.

## Apparel and Lifestyle division

- **Printemps**

Sales amounted to EUR 195.4 million, up 4.5% on a reported basis and 2.6% on a comparable basis.

The Department Store business rose 4.2% on a reported basis and 2.3% on a comparable basis, driven by the growth of the Paris stores on Boulevard Haussmann. The Beauty department, up 20% on a reported basis in the quarter, Accessories (up 11.2% on a reported basis) and Women's Fashions (up 7.4% on a reported basis) were the strongest store segments, recording growth of 4.9% on a

comparable basis. Sales generated by international customers, mainly from mainland China, Hong Kong and Japan, were up 31.7%.

The Sports division, consisting of Citadium and Made in Sport, posted growth of 3.3%, driven by the expansion of Made in Sport, which now operates 21 stores.

Sales by Madelios picked up considerably, rising by 20.5%.

- **Redcats**

*Sales amounted to EUR 974.8 million in the third quarter of 2004, the same level as in the* corresponding period in 2003. This trend includes the negative impact of exchange rate fluctuations of 1.7%. On a comparable basis in terms of structure, exchange rate and number of days, Redcats' sales rose 0.9%. Excluding the Sears catalogues business in the United States, which will be discontinued as announced, Redcats posted growth of 1.3% in the quarter.

Sales in France rose 1.6% despite a sluggish apparel market in September due to mild weather conditions. For the ninth consecutive quarter, Redcats gained market share in mail-order sales in France and across the overall retail apparel market. In Europe outside France, sales rose 0.8%, driven by business growth in the United Kingdom and other countries, notably Spain, Switzerland and Austria. In the United States, activity excluding Sears was up 1.6%, thanks to the strong performance of Lane Bryant, Lerner and Jessica London. Repositioning efforts continue at Chadwick in the "Misses" category and at Roaman's in the "Special Sizes" segment.

La Redoute recorded a 3% increase in sales in the quarter, with a 2.3% increase in its mail-order business in France and a 6.6% increase outside France, driven by very steady growth in Spain, Switzerland, Sweden and the United States. Specialised catalogues had more mixed results during the quarter, with a 4.4% increase in the Children and Family division and a 5.3% drop in the Senior division.

The Internet channel confirmed its strength, with 38.3% growth during the quarter and the outstanding success of online sales in France, up 80%. Online sales totalled EUR 179.5 million or 18.8% of mail-order sales.

- **CFAO**

CFAO sales totalled EUR 461.6 million, up 7.7% on a reported basis and 10% on a comparable basis, due to development in automobile and pharmaceutical distribution.

The automobile distribution business was up 17.6%, mainly driven by sustained growth in the French overseas departments and territories and East Africa and very strong sales growth in Mediterranean Africa.

The pharmaceutical distribution business grew by 7.8%, both in French overseas departments and territories (6.6%) and Africa (9.4%), where CFAO enjoyed a substantial rise in sales in East Africa and Egypt.

The New Technologies business fell by 6.8%. The comparison with the previous period is made difficult by one-off contracts in 2003. Excluding these contracts, business grew by 24%.

## Sharp increase in Luxury Sales

Luxury sales in the third quarter correspond to sales by Gucci Group from May to July 2004.

Luxury sales amounted to EUR 641 million in the third quarter of 2004, up 9.8% on a reported basis and 15.9% on a comparable basis.

This very strong growth is due to the success of the main brands - Gucci (up 16.4%), Yves Saint Laurent (up 22.5%), YSL Beauté (up 9.7%) and Bottega Veneta (up 76.6%). The other Luxury brands continued their development.

Business stepped up considerably in the United States (up 18%), and even more in Asia excluding Japan (up 30.5%). Business continued to grow in Europe (up 13.8%), after an increase of 6.5% in the previous quarter. Luxury sales rose 6.5% in Japan despite a challenging market.

Business grew in nearly all product categories. Leather goods sales, which accounted for 36.5% of total Luxury product categories, rose 23.9%, driven by Gucci, Yves Saint Laurent and Bottega Veneta. Ready-to-wear apparel is on track with an increase of 15.6%. There was a marked improvement in activity for timepieces, up 21.2%, cosmetics, up 13.9%, and beauty care up 16.7%.

Gucci Group recorded double-digit growth of its estimated sales for a period August – September 2004 against an already stronger sales trends for the same period of 2003.

The new collections received a positive and very encouraging welcome from trade buyers. To date, third-party initial orders on the *"Cruise"* and *"2005 Spring-Summer"* collections for the main brands rose in excess of 10%. At YSL Beauté, orders for *"Cinéma"* the new Yves Saint Laurent women's fragrance, which has just been launched, are particularly encouraging.

- **Gucci**

Gucci sales totalled EUR 392.8 million, an increase of 8.6% on a reported basis, or 16.4% on a comparable basis.

Pro-forma retail sales rose 15.3%, driven by sustained growth in the United States (up 14.7%), and an even sharper rise in Asia excluding Japan (up 36.0%). Europe was up 23.1%, confirming its strong performance in the previous quarter. After opening a store in the Galleria in Milan and a new store in Taiwan, Gucci had a total of 192 directly-operated stores as of the end of July.

Third party sales, up 20.4%, benefited from the recovery in international tourism, mainly reflected in sales growth in duty-free shops (up 26.9%) and department stores (up 20.7%).

All categories grew sharply this quarter, reflecting the commercial success of Spring-Summer collection as well as early deliveries of some products in the Fall-Winter collection, in particular the new handbag lines, *"Eclipse"* and *"Abbey"*. Retail sales of leather goods (up 19.2%) and shoes (up 10.8%) continued to grow sharply. Third party sales of timepieces firmed up substantially, with a 23.5% increase in sales in the third quarter.

In terms of total sales, the Gucci business grew sharply in the United States (up 16.8%) and in Europe (up 23.6%), where the brand is successfully developing a local customer base. Growth in Asia,

excluding Japan, up 25.8%, was fuelled by strong growth in Hong Kong (+52.2%), South Korea (+12.2%), Taiwan (+64.6%) and mainland China (+58.6%). Asia excluding Japan, which now has 37 stores, accounts for 20.8% of total brand sales. In Japan, sales are up 0.7%.

- **Yves Saint Laurent**

Sales totalled EUR 42.2 million in the third quarter, an increase of 18.6% on a reported basis and 22.5% on a comparable basis.

This steady growth confirms and enhances the trend recorded in the previous quarter. It mainly reflects the substantial increase in retail sales, up 54.5% to EUR 27.1 million. Yves Saint Laurent had 61 directly-operated stores as of the end of July.

All product categories recorded sharp increases in sales. Retail sales of leather goods, up 65.5%, were mainly driven by the successful new *"Halekulani"* and *"Saint Tropez patchwork"* lines of handbags. The early fall collection was warmly welcomed, contributing to the 43.7% increase in ready-to-wear retail sales over the quarter.

Yves Saint Laurent continues to expand in Europe, up 10.1%, and the United States, up 11.7%. Growth proved especially strong in Japan, with a 51.3% increase, driven by the successful development of leather goods.

- **YSL Beauté**

YSL Beauté generated sales of EUR 123.7 million in the third quarter, representing a rise of 6.7% on a reported basis and 9.7% on a comparable basis.

This good performance is due to the dynamism of the Yves Saint Laurent brand (66% of sales) with sales up 11.4% at constant exchange rates. This growth mainly stems from the good results recorded in make-up and skin care product lines (up 13.9% and 16.7% at constant rates, respectively).

Among other brands, it is worth mentioning the new fragrance *"Rosamor"* by Oscar de la Renta, exceeding expectations, and the still very successful fragrance *"Trouble"* by Boucheron, launched in the first quarter, as well as *"Stella"* by Stella McCartney, the sales of which are well above objectives.

Sales growth was particularly strong in Asia excluding Japan (up 45.1%), Japan (up 14.9%) and the United States (up 17.8%). Growth remains more modest in Europe, as for the market as a whole.

- **Bottega Veneta**

With growth in reported sales of 64.2% and comparable sales of 76.6%, Bottega Veneta posted another spectacular increase in sales.

Retail sales, up 67.6% on a comparable basis over the quarter, accounted for 82.8% of the brand's total business. Sales to third parties more than doubled in the period.

Leather goods items continued to drive sales growth, with an 88.1% increase in total sales during the quarter, including a 77.6% increase in Retail sales. Leather goods accounted for 84.8% of total sales. The other categories (shoes, ready-to-wear) continued to develop steadily.

Sales rose sharply in all geographic regions – Japan was up 47.1%, the United States 60.5%, Europe 101.7%, and Asia-Pacific 157.5%. On July 9, 2004, the brand opened its flagship store on Fifth Avenue in New York.

- **Other Brands**

Other brands include Sergio Rossi, Boucheron, Bédat & Co, and designer brands Alexander McQueen, Stella McCartney and Balenciaga.

Total sales by these brands amounted to EUR 57.4 million – up 3.8% on a reported basis and 6% on a comparable basis. This increase reflects the performance of Bédat & Co and the designer brands, which are expanding rapidly in contrast with Boucheron, with sales reflecting the current brand repositioning, and Sergio Rossi, whose strong retail sales partly offset the drop in sales to third parties.

## Rexel

Rexel consolidated sales amounted to €1,698 million in the third quarter of 2004, up 6.4% on a comparable basis. Taking into account the negative impact of changes in the scope of consolidation mainly due to the disposal of Gardiner and of foreign currency fluctuations primarily related to the depreciation of the US dollar against the euro, reported sales rose 4.3% in the third quarter.

| In € million | Q3 2004 | '04/'03 % change | 9 months to Sept. 30, '04 | '04/'03 % change |
|---|---|---|---|---|
| **Europe** | **923** | **+4.2%** | **2,784** | **+2.7%** |
| *France* | *454* | *+3.8%* | *1,423* | *+3.2%* |
| *Rest of Europe* | *469* | *+4.7%* | *1,361* | *+2.2%* |
| **America** | **639** | **+8.9%** | **1,833** | **+6.2%** |
| *Of which: - US* | *426* | *+10.8%* | *1,241* | *+7.4%* |
| *- Canada* | *196* | *+5.4%* | *544* | *+3.8%* |
| **Asia-Pacific** | **136** | **+9.4%** | **389** | **+8.2%** |
| **TOTAL** | **1,698** | **+6.4%** | **5,006** | **+4.4%** |

Jean-Charles Pauze, Rexel CEO, noted in particular:

*"Growth in comparable sales for full year 2004 should exceed the level achieved in the first nine months of the year."*

**_TELEPHONE CONFERENCE_**

*Pinault-Printemps-Redoute will hold a telephone conference for analysts and investors at 3:00 p.m. CET / 2:00 p.m. GMT / 9:00 a.m. EST (USA) on Tuesday, October 19.*

EUROPE: +44 20 7984 7582
Retransmission: +44 20 7984 7578

US: +1 718 354 1158
Retransmission: +1 718 354 1112

Retransmission Access Code: 860991

CONTACTS

| | | |
|---|---|---|
| **Press:** | Thomas Kamm | +33 (0)1 45 64 63 46 |
| | Catherine Malek | +33 (0)1 45 64 61 20 |
| **Analysts/Investors:** | David Newhouse | +33 (0)1 45 64 63 23 |
| | Alexandre de Brettes | +33 (0)1 45 64 61 49 |
| **Press website:** | www.pprlive.com | |
| **Analysts/investors website:** | www.pprfinance.com | |

**Q3 2004 sales**

| in EUR million | Q3 2004 Reported | Q3 2003 Reported | Change Reported | Change Comparable* |
|---|---|---|---|---|
| Gucci | 392.8 | 361.8 | + 8.6% | + 16.4% |
| Yves Saint Laurent | 42.2 | 35.6 | + 18.6% | + 22.5% |
| YSL Beauté | 123.7 | 115.9 | + 6.7% | + 9.7% |
| Bottega Veneta | 24.8 | 15.1 | + 64.2% | + 76.6% |
| Sergio Rossi, Boucheron, Bédat & Co, designer brands and others | 57.4 | 55.3 | + 3.8% | + 6.0% |
| **LUXURY GOODS** | **641.0** | **583.7** | **+ 9.8%** | **+ 15.9%** |
| Conforama | 786.2 | 754.7 | + 4.2% | + 2.9% |
| Fnac | 864.7 | 804.1 | + 7.5% | + 5.4% |
| Mobile Planet | 3.8 | 4.5 | - 15.6% | - 7.3% |
| ***Leisure and Household Goods division*** | **1,654.7** | **1,563.3** | **+ 5.8%** | **+ 4.2%** |
| Printemps | 195.4 | 187,0 | + 4.5% | + 2.6% |
| Redcats | 974.8 | 975.0 | 0% | + 0.9% |
| Orcanta | 12.8 | 12.1 | + 5.8% | + 8.0% |
| ***Apparel and Lifestyle division*** | **1,183.0** | **1,174.1** | **+ 0.8%** | **+ 1.3%** |
| Kadéos | 2.5 | 0 | nm | + 13.6% |
| CFAO | 461.6 | 428.4 | + 7.7% | + 10.0% |
| **RETAIL** | **3,301.8** | **3,165.8** | **+ 4.3%** | **+ 3.9%** |
| **NEW PPR** | **3,942.8** | **3,749.5** | **+ 5.2%** | **+ 5.7%** |
| Rexel | 1,698.2 | 1,628.7 | + 4.3% | + 6.4% |
| Discontinued businesses | - | - | - | - |
| *(Inter-company sales)* | (6.3) | (3.7) | nm | nm |
| **TOTAL** | **5,634.7** | **5,374.5** | **+ 4.8%** | **+ 5.9%** |

(*) On a comparable Group scope, exchange rate and trading day basis.

**Sales at September 30, 2004**

| *in EUR million* | 9 months 04 Reported | 9 months 03 Reported | Change Reported | Change Comparable* |
|---|---|---|---|---|
| Gucci | 1,193.7 | 1,124.1 | + 6.2% | + 14.6% |
| Yves Saint Laurent | 122.5 | 110.1 | + 11.3% | + 15.4% |
| YSL Beauté | 424.6 | 405.1 | + 4.8% | + 5,0% |
| Bottega Veneta | 68.3 | 47.3 | + 44.3% | + 55.7% |
| Sergio Rossi, Boucheron, Bédat & Co, designer brands and others | 168.6 | 179.0 | - 5.8% | + 5.3% |
| **LUXURY GOODS** | **1,977.7** | **1,865.6** | **+ 6.0%** | **+ 12.6%** |
| Conforama | 2,158.8 | 2,056.4 | + 5.0% | + 4.7% |
| Fnac | 2,635.9 | 2,418.7 | + 9.0% | + 8.5% |
| Mobile Planet | 12.6 | 13.8 | - 8.7% | + 0.8% |
| ***Leisure and Household Goods division*** | **4,807.3** | **4,488.9** | **+ 7.1%** | **+ 6.7%** |
| Printemps | 650.2 | 618.3 | + 5.2% | + 4.6% |
| Redcats | 3,153.9 | 3,155.5 | - 0.1% | + 1.1% |
| Orcanta | 38.2 | 35.7 | + 7.0% | + 8.0% |
| ***Apparel and Lifestyle division*** | **3,842.3** | **3,809.5** | **+ 0.9%** | **+ 1.8%** |
| Kadéos | 8.6 | 0 | nm | + 14.7% |
| CFAO | 1,382.1 | 1,272.6 | + 8.6% | + 11.4% |
| **RETAIL** | **10,040.3** | **9,571.0** | **+ 4.9%** | **+ 5.4%** |
| **NEW PPR** | **12,018.0** | **11,436.6** | **+ 5.1%** | **+ 6.5%** |
| Rexel | 5,006.3 | 4,961.0 | + 0.9% | + 4.4% |
| Discontinued businesses | - | 1,268.8 | nm | nm |
| (*Inter-company sales*) | (19.1) | (17.5) | nm | nm |
| **TOTAL** | **17,005.2** | **17,648.9** | **- 3.6%** | **+ 5.9%** |

(*) On a comparable Group scope, exchange rate and trading day basis.

# Appendix E

GUCCI

GUCCI GROUP

# ROBERT POLET BECOMES CEO OF GUCCI DIVISION

**London, October 20, 2004** – Robert Polet, President, CEO and Chairman of the Management Board of Gucci Group, announced today that employment of Giacomo Santucci, President and CEO of Gucci Division, has been terminated.

Robert Polet will take over as CEO of Gucci Division, effective immediately.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfumes, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.


**For media inquiries:**
James Crampton/Katie Bell
Brunswick Group LLP
+44 20 7404 5959

**For investors/analysts inquiries:**
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2456

# Appendix F

**Mark Lee appointed President and Managing Director of Gucci Division, James McArthur named Interim Ceo of Yves Saint Laurent**

**Amsterdam, October 25, 2004** - Robert Polet, Chairman of the Management Board, President and CEO of Gucci Group, today announced the appointment of Mark Lee as President and Managing Director of the Gucci Division, effective November 2. He will report to Mr. Polet, who is also CEO of Gucci Division.

At the same time, Mr. Polet announced that he has named James McArthur as Interim President and CEO of Yves Saint Laurent, pending the appointment of a successor to Mr. Lee. Mr. McArthur will retain his positions as Executive Vice President of Gucci Group and Director of Strategy and Acquisitions, with direct oversight of the Stella McCartney, Alexander McQueen and Balenciaga brands.

Commenting on the appointments, **Mr. Polet** said : *«Mark Lee was the obvious choice to be President and Managing Director of Gucci Division. He combines a rare set of skills developed over eight years at Gucci and Yves Saint Laurent: brand and product sensitivity, retailing experience, merchandising talent and great leadership and vision. All of these skills were evident during his nearly five years at the helm of Yves Saint Laurent, and they are just what Gucci needs to maintain its position on the cutting-edge of luxury.*

*«James McArthur has also displayed great leadership within Gucci Group and in his oversight of the group's younger brands. He is the right person to manage Yves Saint Laurent and carry the brand forward in this transition period.»*

**Mr. Lee** added : *«Gucci's momentum is very strong and I'm very excited to rejoin the Gucci Division and lead the talented managers and designers in moving this exceptional brand forward. While it is difficult to depart Yves Saint Laurent, I have great confidence in the strong design and management teams that remain in place to carry on the work that has been undertaken during the past few years to successfully reposition the brand for a strong future.»*

Mr. Lee, 41 years old, is an American citizen. He joined Gucci in 1996 after working for Giorgio Armani and Jill Sander in the U.S. After serving as Worldwide Director of Merchandising for all product categories from 1997 to 1999, he was appointed President of Yves Saint Laurent Couture in December 1999 and then became President and CEO of Yves Saint Laurent. During his tenure, the Yves Saint Laurent brand has been repositioned at the top end of the luxury universe, product categories have been expanded to include leather goods, shoes and accessories, the network of directly-operated stores has grown from 14 to 61 and sales in directly-operated stores have grown nearly four-fold.

Mr. McArthur, 44 years old and a native of New Zealand, joined Gucci Group in 2000 as Executive Vice President and Director of Strategy and Acquisitions. He later added to his responsibilities the oversight of the Stella McCartney, Alexander McQueen and Balenciaga brands.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.


**For media inquiries**
James Crampton / Katie Bell
Brunswick Group LLP
+44 20 7404 5959

**For investors/analysts inquiries**
Enza Dominijanni

Gucci Group N.V.
+39 055 7592 2456

# Appendix G

PINAULT
PRINTEMPS-REDOUTE

# APPOINTMENT

## Philippe KLOCANAS Appointed
## PPR Vice President of Strategy and Corporate Development

Paris, 4th November, 2004

Serge Weinberg, Chairman of the PPR Management Board, has appointed **Philippe KLOCANAS** as the Group's Vice President of Strategy and Corporate Development, effective 15th November. Mr. Klocanas will become a member of PPR's Executive Committee.

The Strategy and Business Development department includes:

- the **Planning and Strategic Studies** division, headed by **Isabelle BRICKNELL GEORGE**, currently Fnac Strategy Director.
- the **Group Purchasing** division, including PPR Purchasing (purchasing centre for household appliances, entertainment equipment and computing products, referred to as white-brown-grey goods), Buyco (indirect purchasing), Manageco (deployment of the GlobalNetExchange marketplace) and Welcome (deployment of the e-procurement tool). This department is headed by **Christophe LOTA,** until now Managing Director of PPR Purchasing.
- The **Corporate Development department,** which Philippe KLOCANAS directed since June 2000.
- Operational monitoring of Kadéos (gift vouchers) and Mobile Planet (distributor of portable computer products and solutions).

Frédéric OBALA, who was a member of PPR's Executive Committee, held the position of the Group's Vice President of Strategy and Planning since October 2002 and oversaw operational monitoring of Kadéos. He joined La Redoute as Vice President of Marketing and E-Commerce.

These appointments underscore PPR's ability to promote cross-company mobility.

*Philippe KLOCANAS, 43, is a graduate of the EM Lyon business school and began his career in 1986 at Arthur Andersen. Since 1990, he has worked primarily in the area of mergers and acquisitions, first at Hottinguer & Cie and then at Natexis, in France and New York. He joined PPR in June 2000 as Vice President of Corporate Development and member of the PPR Management Committee.*

*Isabelle BRICKNELL GEORGE, 41, is a graduate of INSA Lyon, one of France's top engineering universities. She began her career at British Petroleum, where she held marketing positions, and then joined the Henkel Corporation as a project manager and subsequently project director for business and logistics projects. She joined PPR in 1999 to take charge of Fnac's Ariane Project (a complete reorganization of the Fnac supply chain), before becoming the Fnac's Director of Strategic Programs and, later, Vice President of Strategy.*

*Christophe LOTA, 37, is a graduate of ISG, and has spent most of his professional career with the Carrefour Group, which he joined in 1994. He worked primarily in purchasing and later became head of the Carrefour International Merchandise department's Bazar group and was later appointed Division Director of the Group's Merchandise department, responsible for strategy and organization of the Bazar and white-brown-grey divisions. He joined the PPR Group in January 2004 to take charge of PPR Purchasing.*

***Pinault-Printemps-Redoute** is a leader in specialized distribution in Europe through its companies like Printemps, Conforama, Redcats and Fnac, and a world player in the luxury market through the Gucci Group. The PPR Group is active in more than 65 countries. In 2003, PPR had 24.4 billion euros in consolidated sales, before-tax ordinary income of 983.2 million euros and net income (Group share) of 644.6 million euros. The Group's average workforce totals more than 100,000. Pinault-Printemps-Redoute is listed on the Paris Stock Exchange.*

**Contacts**


Press: Thomas KAMM at 01 45 64 63 46
Catherine MALEK at 01 45 64 61 20

Analysts: David NEWHOUSE at 01 45 64 63 23
Alexandre de BRETTES at 01 45 64 61 49

# Appendix H

November 8, 2004

# Rexel Pursues its Selective External Growth Strategy with the Acquisition of Braid Electric Company in the USA

**Rexel, the world leader in professional distribution of electrical equipment, today announced the acquisition of Braid Electric Company, based in the southern US. The acquisition of Braid Electric should be earnings-enhancing from 2005.**

Following the acquisition announced in October of five companies in the Czech Republic and Australia, this transaction underscores Rexel's determination to pursue its selective external growth strategy. This strategy is focused on the acquisition of small- and medium-sized companies, financed through operating cash flow, enabling the Group to significantly strengthen its local positions in selected high-growth markets.

In the first nine months of 2004, Rexel, present in 28 states, generated 24.8% of total consolidated revenues* in the US. With a 7.4%* increase in sales during the period, the US represents one of the Group's fastest-growing and highest-potential markets. The integration of Braid Electric Company will enable the Group to complete its regional coverage as well as pursue its development in the residential construction sector, which accounts for an important part of Braid's activity.

In 2003, Braid Electric Company had sales of US$28.3 million (€22.1 million), generated through eight branches in Kentucky and Tennessee.

Commenting on this acquisition, Jean-Charles Pauze, Chairman and CEO of Rexel, noted:
*"The US market is highly fragmented and offers numerous opportunities of consolidation for Rexel, which ranks among the sector's top players. For several months, the US market has shown renewed strength. The integration of Braid Electric fits perfectly in our strategy of high growth and local market share gains. With Braid, the Group will reinforce its presence in the southern US, which enjoys good growth potential."*

*Rexel, subsidiary of Pinault-Printemps-Redoute, is the world leader in professional distribution of electrical equipment. Located in 29 countries with a network of 1,700 branches, the Group has 21,000 employees and posted sales of €6.658 billion in 2003. Rexel shares are listed on Euronext Paris (Code ISIN: FR0000125957).*

* on a comparable structure, currency and trading day basis.

**Contacts**
Press: Claire-Valérie GUILLEN Tel: (33 1) 58 47 97 87 Email: claire-valerie.guillen@eurorscg.fr
Stéphanie RAYNAUD Tel: (33 1) 58 47 95 45 Email: stephanie.raynaud@eurorscg.fr

Financial analysts-investors:
Frédéric de CASTRO Tel: (33 1) 42 85 76 12 Email: fdecastro@rexel.fr

**Site: http://www.rexel.com**

REXEL

November 8, 2004

# REXEL SIGNS AGREEMENT TO ESTABLISH CHINESE JOINT VENTURE IN THE SHANGHAI REGION

**Rexel, the world leader in professional distribution of electrical equipment, and Brilliance, the largest Chinese retailing group, today announced the signature of an agreement relative to the establishment of a joint venture in the Shanghai region. With this agreement, to be submitted to the authorities, Rexel, already present in the Beijing region, should expand its positions in the Chinese market.**

The company to be created will be 65%-owned by Rexel and 35%-owned by Brilliance. The new entity will benefit from Rexel's expertise in professional distribution of electrical equipment, while Brilliance, through its HGELEC subsidiary, an electrical equipment distributor well established in the Shanghai region, will provide access to its local commercial infrastructure (nine branches) and know-how.
HGELEC ranks among the leading multi-brand specialized distributors in the region, with annual revenues of € 21 million, 80% of which from sales of lighting equipment.

Following the July 2000 establishment of an initial joint venture with HILON in the Beijing region, this new alliance covering the Shanghai area underscores Rexel's determination to establish a solid presence in the Chinese market through the pursuit of a selective partnership strategy.

The Chinese electrical equipment distribution segment remains highly fragmented, but affords considerable growth opportunities, stemming from the ongoing industrialization and urbanization of the country. Major upcoming events – including the 2008 Olympic Games in Beijing and the 2010 World's Fair in Shanghai – will entail significant infrastructure investments.

Commenting on this agreement, Jean-Charles Pauze, Chairman and CEO of Rexel, noted:
*"Rexel was the first professional distributor to establish a joint venture combining Chinese and international capital. Through this initial experience, we gained precious familiarity with the Chinese market and began our development in China. The new joint venture we are creating in the Shanghai region today solidifies our positions in this high-growth emerging market."*

*Rexel, subsidiary of Pinault-Printemps-Redoute, is the world leader in professional distribution of electrical equipment. Located in 29 countries with a network of 1,700 branches, the Group has 21,000 employees and posted sales of €6.658 billion in 2003. Rexel shares are listed on Euronext Paris (Code ISIN: FR0000125957).*

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**Contacts**
Press: Claire-Valérie GUILLEN Tel: (33 1) 58 47 97 87 Email: claire-valerie.guillen@eurorscg.fr
Stéphanie RAYNAUD Tel: (33 1) 58 47 95 45 Email: stephanie.raynaud@eurorscg.fr

Financial analysts-investors:
Frédéric de CASTRO Tel: (33 1) 42 85 76 12 Email: fdecastro@rexel.fr

**Site: http://www.rexel.com**